April 1, 2016

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Oh:

On January 19, 2016, State Farm Mutual Fund Trust (the “Trust”), an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) that includes fifteen separate series (each, a “Fund,” and together, the “Funds”), filed post-effective amendment #47 to its registration statement (file nos. 811-10027; 333-42004) pursuant to Rule 485(a) under the Securities Act of 1933 (the “Amendment”) with the U.S. Securities and Exchange Commission (the “Commission”). The purpose of the Amendment was to reflect:

1.	The appointment of Blackrock Fund Advisors (the “BFA”) as the sub-adviser to the Trust’s Small Cap Index Fund and International Index Fund, and
2.	Reduced investment advisory and management services fees for the Trust’s S&P 500 Index Fund, Small Cap Index Fund and International Index Fund.

On behalf of the Commission, you provided comments regarding the Amendment in a phone call to me on March 7, 2016. This letter is the Trust’s response to comments received from you on that date. Below I describe the Commission Staff’s comments to the Amendment and respond to each comment. Any generic comment made by the Commission Staff that applies to a Fund also is understood by the Trust to apply to the other Funds.

In addition, the Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, that comments from the Commission Staff or changes to disclosure in response to Commission Staff comments in the filings reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment #1 – Pursuant to Form N-1A and Regulation S-X, Section 3-18 (17 C.F.R. § 210.3-18), the Trust must update all financial information in the Trust’s registration statement (such as Fund operating expenses, performance, portfolio turnover rate, financial highlights and financial statements) before the Amendment becomes effective.

Response #1 – The Trust confirms that it will include in its registration statement all updated information required by Form N-1A and Regulation S-X, Section 3-18, before the Amendment becomes effective.

Comment #2 – Consider whether the summary of the principal investment strategies for the Trust’s Small Cap Index Fund should include disclosure regarding the Fund’s investments in other registered investment companies?

Response #2 – The Trust declines to amend the principal investment strategies for the Small Cap Index Fund. Any investments in other investment companies by the Fund is made pursuant to a non-principal investment strategy. Because that investment strategy is not principal to the Fund, the Trust discloses such information in its Statement of Additional Information (“SAI”). On pages 5-6 of its SAI, the Trust’s discloses that the Small Cap Index Fund, among other Funds, may invest in other registered investment companies and discloses the risks of such investments.

Comment #3 – If investing in other investment companies is not a principal investment strategy of the Trust’s Small Cap Index Fund, the Trust should consider disclosing in the Trust’s prospectus that investing in other investment companies is not a principal investment strategy of the Trust’s Small Cap Index Fund.

Response #3 – The Trust declines to amend the principal investment strategies for the Small Cap Index Fund in the manner suggested by the Commission Staff. Item 9(b)(1) of Form N-1A requires the Trust to describe each Fund’s principal investment strategies, including the particular type or types of securities in which each Fund principally invests or will invest. Instruction 3 to Item 9(b) of Form N-1A provides that a “negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.” Based upon this instruction in Form N-1A, the Trust declines to disclose in the prospectus a strategy not to invest in certain securities.

Comment #4 – Confirm that the Trust will appropriately reflect the best/worst quarter returns of the Trust’s Small Cap Index Fund and International Index Fund in the Trust’s prospectuses included with the Trust’s post-effective amendment that will become effective May 1, 2016.

Response #4 – Confirmed.

Comment #5 – The Trust should consider including after-tax returns in the summary section of the Item 4 disclosure within the Trust’s prospectus for Class R-1, Class R-2 and Class R-3 shares.

Response #5 – General Instruction C.1.3(d)(iii) of Form N-1A states, in part:

A Fund may omit the information required by Items 4(b)(2)(iii)(B) and (C) [after-tax returns] and 4(b)(2)(iv) [discussion of the nature of after-tax returns] if the Fund’s prospectus will be used exclusively to offer Fund shares as investment options for one or more of the following:

(A) a defined contribution plan that meets the requirements for qualification under section 401(k) of the Internal Revenue Code (26 U.S.C. 401(k)), a tax-deferred arrangement under section 403(b) or 457 of the Internal Revenue Code (26 U.S.C. 403(b) or 457), a variable contract as defined in section 817(d) of the Internal Revenue Code (26 U.S.C. 817(d)), or a similar plan or arrangement pursuant to which an investor is not taxed on his or her investment in the Fund until the investment is sold …

Because the prospectus for Class R-1, R-2 and R-3 shares is used to offer shares exclusively to defined contribution plans that meet the requirements for qualification under section 401(k) of the Internal Revenue Code, the Trust, in accordance with General Instruction C.1.3(d)(iii) of Form N-1A, excludes in its prospectus for Class R-1, Class R-2 and Class R-3 shares the after-tax performance and related discussion required by Items 4(b)(2)(iii)(B) and (C) and 4(b)(2)(iv) of Form N-1A.

Comment 6 – Item 5(b) of Form N-1A requires a fund to state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio (the “Portfolio manager”). In the Portfolio manager disclosure related to BFA, the Trust should consider deleting reference to the length of service of the Portfolio manager with BFA and instead disclose the Portfolio manager’s length of service as Portfolio manager to the Fund.

Response 6 – The Trust will disclose in its updated registration statement dated May 1, 2016 each BFA Portfolio manager’s length of service as a Portfolio manager to the applicable Fund rather than his or her length of service as a Portfolio manager with the investment adviser.

Comment 7 – On page 17 of the prospectus for Class A, Class B, Legacy Class A and Legacy Class B shares, the Trust uses the term “ACH.” Please define that term in the prospectus.

Response 7 – The Trust will define the term “ACH” – automated clearing house – in each of its prospectuses.

Comment 8 – In the summary section for each Fund in the Trust’s prospectus for Class R-1, R-2 and R-3 shares, the Trust discloses under the subsection titled “Tax Information” that “The Fund intends to make distributions that may be taxed for federal income tax purposes as ordinary income or capital gains.” Because this prospectus is used exclusively in connection with the offering of shares to tax-qualified retirement plans, the Trust should consider amending the disclosure in the “Tax Information” section.

Response 8 – Item 7 of Form N-1A requires the Trust to “state, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income.” The Trust’s existing disclosure satisfies Item 7 of Form N-1A, but the Trust will enhance the disclosure in the section “Tax Information” to indicate that taxes do not apply to Fund distributions of ordinary income or capital gains to tax-qualified plans, but that investors may be subject to taxes when they receive distributions from their tax-qualified plans.

Comment 9 – On pages 69-78 of the Class A, Class B, Legacy Class A and Legacy Class B shares prospectus, there is a discussion of the Funds’ principal investment strategies and of the principal risks of investing in the Funds. If one or more of the Funds’ strategies or risks discussed on pages 69-78 of the prospectus is/are non-principal, the Trust should disclose this.

Response 9 – The Trust will not include disclosure about negative investment strategies, as discussed in response to Staff comment no. 3, above. Instead, in a subsequent post-effective amendment, the Trust will eliminate any non-principal investment strategy or risk discussed on pages 69-78 of the Class A, Class B, Legacy Class A and Legacy Class B shares prospectus.

Comment 10 – Page 70 of the Class A, Class B, Legacy Class A and Legacy Class B shares prospectus contains disclosure concerning the Small Cap Index Fund and International Index Fund investing in stock index futures contracts and options on such futures contracts. Moreover, that disclosure includes discussion about the International Index Fund buying and selling foreign currencies for certain purposes. If these investment strategies are principal investment strategies, the Trust should consider disclosing these investment strategies in the summary section of the prospectus.

Response 10 – The Trust will remove this discussion from page 70 of the prospectus because investing in stock index futures contacts, options on stock index futures contacts and buying and selling foreign currencies are not principal investment strategies for these Funds. A discussion of these strategies and related risks will continue to be included in the Trust’s SAI.

Comment 11 – Item 10(a)(i) of Form N-1A provides that a Fund shall disclose the name and address of each investment adviser of the Fund, including sub-advisers, and shall describe each investment adviser’s experience as an investment adviser and the advisory services that it provides to the Fund. The Trust’s disclosure regarding Item 10 begins on page 79 of the Trust’s prospectus for Class A, Class B, Legacy Class A and Legacy Class B shares. The Trust should consider enhancing the disclosure regarding each investment adviser’s experience as an investment adviser and the advisory services that it provides to the Fund.

Response 11 – In the Trust’s post-effective amendment that will become effective May 1, 2016, the Trust will enhance the disclosure regarding each investment adviser’s experience as an investment adviser and the advisory services that each provides to the applicable Funds.

Comment 12 – Page 83 of the Trust’s prospectus for Class A, Class B, Legacy Class A and Legacy Class B shares contains a discussion of the names of the portfolio managers for the Funds, each person’s length of service with his or her employer and his or her business experience during the past five years. Mr. Varun Singh is listed as a portfolio manager for the Equity Fund. The prospectus indicates that he has three years of experience with Westwood but has at least five years’ experience as a portfolio manager of equity securities. Please include a description of Mr. Singh’s employer(s) during the previous five years other than Westwood Management Corp.

Response 12 – In the Trust’s post-effective amendment that will become effective May 1, 2016, the Trust will include that disclosure for Mr. Singh.

Comment 13 – Page 92 of the Trust’s prospectus for Class A, Class B, Legacy Class A and Legacy Class B shares includes the following disclosure:

IRA Transfer/Rollover Bonus Program

SFIMC will pay a bonus to you by purchasing Fund shares within your account if you meet the conditions described in this offer. If you qualify for a bonus and you have more than one Fund position within your account, SFIMC will purchase shares of the Fund that represents the largest percentage of the total value of the account.

This offer is valid for Fund shareholders who make a qualifying net deposit into a new or existing Traditional IRA or Roth IRA (each a “Qualifying Account,” and together the “Qualifying Accounts”) holding Fund shares. Qualifying net deposits are assets deposited into the Qualifying Account minus assets withdrawn from the Qualifying Account during any rolling 90-day period during the bonus period of January 1, 2016 through June 30, 2016. The bonus will be credited to the Qualifying Account within approximately one week of any qualifying purchase that causes the net deposit to meet a threshold listed below. You must maintain the qualifying net deposit amount (less any market losses) in the Qualifying Account for at least one year from the date SFIMC pays the bonus to you or SFIMC will redeem from the Qualifying Account the Fund shares that it contributed to the account as the bonus amount, including any earning on those shares. Assets transferred from SFIMC’s affiliates are excluded from qualifying net purchases. Only one bonus will be paid per Social Security number or taxpayer identification number. This offer is not available to shareholders of Qualifying Accounts who did not pay a sales charge when purchasing Fund shares in their account, and the lack of payment of a sales charge was due to a special waiver as listed in the subsection “Special Waivers” on page 89 of this Prospectus.

The amount of bonus that SFIMC will pay to the Qualifying Account depends on the amount of the net deposit made into the Qualifying Account during the 90-day period:

Net Deposit made during the 90-day period equals:	Your bonus amount is:
At least $25,000 but less than $50,000,	$ 200
$50,000 or more but less than $100,000, and	$ 300
$100,000 or more	$ 500

Consult with your tax adviser about the appropriate tax treatment for this offer and any tax implications associated with respect to the cash bonus. Any related taxes are your responsibility.

SFIMC reserves the right to change the offer terms or terminate the offer at any time without prior notice. Other terms and conditions, or eligibility criteria, may apply.

Does SFIMC’s awarding of the bonus amount to a shareholder under the IRA Transfer/Rollover Bonus Program (the “Program”) create a senior class of securities under Section 18(f) of the 1940 Act, 15 U.S.C.A. § 80a-18(f)?

Response 13 – No, it does not. Section 18(f) of the 1940 Act provides that it shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer. Senior security is defined in Section 18(g) of the 1940 Act, 15 U.S.C.A. § 80a-18(g), as including a class having priority over any other class as to distribution of assets or payment of dividends.

The SEC and its staff have taken the position that certain instruments and trading practices of management companies raise concerns under Section 18(f), as well as material differences between the rights of shareholders in a fund (“discriminatory provisions”). See Volume 1, Thomas P. Lemke, Gerald T. Lens and A. Thomas Smith III, Regulation of Investment Companies § 8.06[2][b][i]. For example, the SEC staff in a 1988 no-action letter reaffirmed the long-standing view that an investment company would violate Section 18(f) of the 1940 Act if it required the reinvestment of customers’ dividend and capital gain distributions for amounts of $25 or less. See United Services Funds, SEC No-Action Letter (March 2, 1988).

When Trust shares are credited to a shareholder account pursuant to the Program (i.e., “Bonus Shares” are added to a shareholder account as a result of SFIMC paying for such shares from its own assets), those Bonus Shares do not have priority over any other class of shares as to distribution of assets or the payment of dividends. Moreover, the Program creates no material differences between the rights of shareholders in the Trust, as every Trust shareholder who qualifies under the objective Program criteria receives Bonus Shares. Therefore, no impermissible discrimination occurs when SFIMC purchases and awards Bonus Shares to these Trust shareholders.

In addition, the fact that not all Trust shareholders receive Bonus Shares does not create a discrimination problem under Section 18(f). It is reasonable for SFIMC to only credit Bonus Shares to the accounts of shareholders who meet the Program’s objective criteria. The only difference is that one set of shareholders receives additional shares because of the extent of their roll-over. By investing larger sums of money in the Qualifying Accounts, these shareholders provide a benefit to all the Fund’s shareholders, including those shareholders who do not meet the Program’s requirements, through a larger asset base, which itself leads to economics of scale. Moreover, it is not discriminatory to require the shareholder to retain the Bonus Shares for one year. This provision merely discourages short-term trading and profit taking by shareholders (both of which would be detrimental to all other Fund shareholders).

In addition, the SEC staff has indicated that a program that imposes an adjustment only to the redemptions of purchased shares that are outstanding for less than one year, as compared to shares held for longer periods of times, does not implicate the policy concerns that caused Congress to create Section 18(f). See Neuberger & Berman Genesis Fund, Inc., SEC No-Action Letter (September 27, 1988) (staff granted no-action relief to a program designed to discourage the use of a fund as a short-term investment vehicle and in which a shareholder who redeemed shares prior to the end of the first year of ownership received differential net asset value as compared to longer-term holders).

Moreover, and importantly, the Program does not remotely raise the leveraging concerns of the type that Section 18(f) is primarily intended to address. The Bonus Shares do not create any obligation or liability to the Fund as a whole, nor does the Program create any speculation whatsoever (i.e., the Bonus Shares are not “junior” to the other shares, such that the performance of the Fund’s portfolio would need to generate sufficient income and gains to satisfy the obligations to its “senior” security holders). Finally, the Program does not operate to cause the Fund to have deficient assets or reserves

– another reason behind the adoption of Section 18(f); to the contrary, the Bonus Shares are created exclusively from SFIMC paying for such shares with SFIMC’s assets and not with assets from any Fund.

Comment 14 – Does recapture of the Bonus Shares under the Program violate section 2(a)(32), 22(c) or Rule 22c-1 of the 1940 Act (15 U.S.C.A. § 80a-2(a)(32), 15 U.S.C.A. § 80a-22(c) and 17 C.F.R. § 270.22c–1)?

Response 14 – No, as discussed below, the Program does not violate these sections of law.

Section 2(a)(32)

Section 2(a)(32) under the 1940 Act defines “redeemable security” as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof. The Program is designed to encourage shareholders to make a long-term investment in the Fund. The Trust believes that the recapture of the Bonus Shares is consistent with Section 2(a)(32) because the recapture does not deprive a shareholder of his or her proportionate share of the Fund’s current net assets. Rather, the Program operates to allow SFIMC to retrieve its own assets in accordance with the publicly-available terms of the Program as disclosed in the Trust’s prospectus, all of which is designed to drive long-term investing habits. Namely, if a Trust shareholder redeems the Bonus Shares within a year of the purchase date, this may cause the Fund to incur trading and other costs associated with short-term trading. Moreover, the Program is designed to ameliorate the same policy concerns that caused the SEC to adopt Rule 22c-2 under the 1940 Act (i.e., discourage short-term trading to the detriment of the Fund’s long-term shareholders), as well as ensure its long-term economic viability.

Finally, the recapture provision of the Bonus Shares is very much like a Trust shareholder pledging his or her Fund shares as collateral for a loan. During the time the shares are pledged as collateral for the loan, a shareholder cannot redeem the shares. However, such shares continue to be “redeemable securities” as defined by Section 2(a)(32) of the 1940 Act while pledged as collateral for a loan.

Section 22(c) and Rule 22c-1

Section 22(c) of the 1940 Act states that the Commission may make rules and regulations applicable to registered investment companies, and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company. Rule 22c-1 under the 1940 Act prohibits a registered investment company issuing a redeemable security from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security next determined after receipt of the order.

One of the purposes of Rule 22c-1 is to eliminate or reduce so far as reasonably practicable any dilution of the value of the outstanding redeemable securities of a fund through the redemption or repurchase of such securities at a price above their net asset value. Rule 22c-1 also is designed to eliminate or reduce so far as reasonably practicable other results, aside from dilution, which arise from the sale, redemption, or repurchase of the securities of a fund and which are unfair to the holders of such outstanding securities. These policy concerns are designed to avoid backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing allows investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, and thereby the values of outstanding mutual fund shares become diluted.

A shareholder’s interest in Bonus Shares within his or her account always will have been purchased at a price based on the Fund’s net asset value next determined after receipt of the order. As such, the Bonus Shares do not remotely threaten to dilute the Funds because in either case a Fund engages in a transaction at a value equal to the Fund’s current net asset value. Further, the Program can hardly be defined as a speculative program calculated to take advantage of backward pricing because SFIMC’s purchase or recapture of the Bonus Shares will be at a Fund’s current net asset value and not at a previous day’s net asset value.

Comment 15 – Page 100 of the Trust’s prospectus for Class A, Class B, Legacy Class A, and Legacy Class B shares includes terms of an Arbitration Agreement that applies if a Trust shareholder’s account application includes an arbitration provision. Because the terms of the Arbitration Agreement do not directly relate to an investor’s decision to invest in Trust shares, the Trust should consider removing the terms of the Arbitration Agreement from the prospectus.

Response 15 – The terms of the arbitration agreement are important considerations for a Fund investor because the arbitration agreement relates to the type of legal recourse the investor may have against the principal underwriter/broker-dealer of Fund shares. Additionally, General Instruction C.3.b of Form N-1A permits inclusion of information in the registration statement that is not otherwise required. For these reasons the Trust respectfully declines to remove from the prospectus the language regarding the arbitration agreement.

Comment 16 – On page 2 of the Trust’s SAI, the Trust uses the term “BFA.” The Trust should consider defining “BFA.”

Response 16 – “BFA” is defined on page 1 of the SAI as BlackRock Fund Advisors.

Comment 17 – On page 47 of the SAI, the Trust summarizes the Trust’s proxy voting policies and procedures. The Trust should consider providing more details concerning the Trust’s proxy voting policies and procedures or the Trust should consider attaching the Trust’s proxy voting policies and procedures to the SAI.

Response 17 – In the update to the Trust’s registration statement that will become effective May 1, 2016, the Trust will provide additional details in the SAI concerning the Trust’s proxy voting policies and procedures.

Comment 18 – On page 69 of the SAI the Trust begins disclosure about other accounts managed by Fund Portfolio managers. Some Portfolio managers manage more than one of the Trust’s Funds. Please ensure that the disclosure about the number of each Portfolio manager’s other registered investment company accounts managed and the total assets in those registered investment company accounts is accurate and consistent.

Response 18 – In the Trust’s post-effective amendment that will become effective May 1, 2016, the Trust will ensure that the disclosure about each Portfolio manager’s number of other registered investment company accounts managed and the total assets in those registered investment company accounts is accurate and consistent.

Comment 19 – In Item 28 of Part C to the Trust’s registration statement, the Trust should consider re-numbering Exhibit (h)(7) as (h)(4).

Response 19 – Agreed. The Trust will re-number Exhibit (h)(7) as (h)(4) in the Trust’s post-effective amendment that will become effective May 1, 2016.

Should you have any questions or need additional information, please give me a call.

Sincerely,

David M. Moore
Assistant Secretary
State Farm Mutual Fund Trust
(309) 766-1908

Copy to: Alan Goldberg, Esq., Stradley Ronon Stevens & Young, LLP